February 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Laura McKenzie and Christina Chalk

Re:	RayzeBio, Inc. Schedule 14D-9 filed January 25, 2024 (File No. 005-94159)

Ladies and Gentlemen:

We are in receipt of the comment letter, dated February 14, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above captioned filing. Below is the response of RayzeBio, Inc. (the “Company”) to the Staff’s comment.

For the Staff’s convenience, we have incorporated the Staff’s comment into this response letter in italics.

Schedule 14D-9 filed January 25, 2024

Additional Information, page 30

1.	Refer to Item 8 of Schedule 14D-9. Please provide the information required under Item 1011(b) of Regulation M-A, or advise.

The Company respectfully submits that the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company. Pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the obligation to provide the information in paragraph (b) of Item 1011 of Regulation M-A does not apply where the issuer whose securities are the subject of the tender offer is an emerging growth company, as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act. Because the Company is an emerging growth company, as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to Jamie Leigh at (415) 693-2190 or Ben Beerle at (415) 693-2192.

Very truly yours,

RayzeBio, Inc.

/s/ Ken Song
By:	Ken Song, M.D.
Title:	Chief Executive Officer

cc:	Arvind Kush, Chief Financial Officer, RayzeBio, Inc. Jeff Woodley, General Counsel, RayzeBio, Inc. Jamie Leigh, Cooley LLP Ben Beerle, Cooley LLP Rowook Park, Cooley LLP

5505 Morehouse Dr. Suite 300, San Diego, CA 92121	info@rayzebio.com